Exhibit 99.1

Caesarstone Reports Second Quarter 2025 Financial Results

- Revenue of $101.1 Million -

- Gross Margin of 19.6% -

MP MENASHE, Israel – August 6, 2025 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2025.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “We are taking decisive action to align our cost structure to improve profitability at current revenue levels. During the quarter, we approved cost reduction measures expected to generate an additional $10 million of annualized savings, commencing in the second half of 2025. We also continued to benefit from an improved production footprint. In addition, we remain focused on investing in our strategic transformation initiatives. These measures are helping us to navigate the challenging global market landscape and position us well to scale efficiently as we move forward.”

Second Quarter 2025 Results

Revenue in the second quarter of 2025 was $101.1 million compared to $119.4 million in the prior year quarter. On a constant currency basis, second quarter revenue was down 15.6% year-over-year mainly due to lower volumes. Volumes were impacted by global economic headwinds across the Company's main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the second quarter of 2025 was 19.6% compared to 22.9% in the prior year quarter. Adjusted gross margin in the second quarter was 19.7%, compared to 23.8% in the prior year quarter. The difference in gross margin was mainly due to lower volumes and production, which resulted in lower fixed costs absorption, and unfavorable product mix, partially offset by the benefits of an improved production footprint.

Operating expenses in the second quarter of 2025 were $32.5 million, or 32.1% of revenue, compared to $36.6 million, or 30.6% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, and restructuring and impairment expenses, operating expenses were 30.1% of revenue compared to 28.2% in the prior year quarter, primarily due to lower revenues.

Operating loss in the second quarter of 2025 was $12.6 million compared to an operating loss of $9.3 million in the prior year quarter, primarily reflecting lower gross profit.

Adjusted EBITDA in the second quarter of 2025, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, restructuring charges and other non-recurring items, was a loss of $6.4 million compared to a loss of $0.1 million in the prior year quarter.

Finance (income) expense in the second quarter of 2025 was $5.7 million compared to finance income of $1.8 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the second quarter of 2025 was $18.6 million compared to a net loss of $9.2 million in the prior year quarter. Net loss per share for the second quarter 2025 was $0.54 compared to a net loss per share of $0.27 in the prior year quarter. Adjusted diluted net loss per share for the second quarter was $0.33 on 34.7 million shares, compared to Adjusted diluted net loss per share of $0.14 in the prior year quarter on 35.0 million shares.

Balance Sheet & Liquidity

As of June 30, 2025, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $75.6 million and total debt to financial institutions of $3.2 million. The Company's net cash position was $72.4 million as of June 30, 2025.

Legal Proceedings Update

As of June 30, 2025, the Company was subject to lawsuits involving 423 individuals alleging injuries related to exposure to respirable crystalline silica dust. These included 49 claims in Israel, 141 in Australia, and 233 in the United States. As of the same date, the Company recorded a provision of $44.9 million, representing its best estimate of probable and reasonably estimable losses associated with pending claims. The Company’s insurance receivables related to these provided for silicosis claims totaled $25.6 million.

During the quarter, a jury in California ruled in favor of the Company, assigning no liability to the Company in one trial, pending post-trial motions and potential appeals. To date in the United States, the Company has also received one adverse jury verdict in 2024, which remains under appeal, and has settled another claim during 2025. The remaining U.S. claims are either in early stages or are considered only reasonably possible losses, and therefore no additional provision has been recorded.

In July 2025, both the Company and certain U.S. insurance carriers initiated proceedings for declaratory relief to determine the proper interpretation and application of Company’s U.S. product liability insurance policies and available limits. These proceedings are in an early stage.

If there is a change in the assessment for the outcome of the claims or the insurance coverage limits through the course of the trial processes, such changes could lead to a material and adverse impact on our business, financial position, results of operations or cash flows.

Nahum Trost, Caesarstone’s Chief Financial Officer concluded, “We remain confident that the structural improvements made under our restructuring plan and recent cost reduction initiatives will help us navigate near-term headwinds and drive long-term value.”

Webcast and Conference Call Details

The Company will host a webcast and conference call today, August 6, 2025, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Second Quarter 2025 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10201158. The replay will be available beginning at 12:30 p.m. ET on Wednesday, August 6, 2025 and will last through 11:59 p.m. ET on Wednesday, August 13, 2025.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2024 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. custom tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2025, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$75,626	$106,336
Trade receivables, net	54,042	46,880
Other accounts receivable and prepaid expenses	78,276	82,651
Inventories	115,558	112,609

Total current assets	323,502	348,476

LONG-TERM ASSETS:

Severance pay fund	1,706	1,526
Deferred tax assets, net	3,099	2,910
Long-term deposits and prepaid expenses	5,074	4,750
Operating lease right-of-use assets	121,015	115,392
Property, plant and equipment, net (*)	74,635	75,724
Intangible assets, net	87	263

Total long-term assets	205,616	200,565

Total assets	$529,118	$549,041

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,231	$4,555
Trade payables	53,512	52,838
Related parties	235	206
Short term legal settlements and loss contingencies	35,317	42,706
Accrued expenses and other liabilities	56,573	51,383

Total current liabilities	148,868	151,688

LONG-TERM LIABILITIES:

Long-term bank and other loans	441	444
Legal settlements and loss contingencies long-term and other liabilities	9,608	9,492
Deferred tax liabilities, net	2,336	2,439
Long-term lease liabilities	114,543	107,313
Accrued severance pay	3,620	2,978
Long-term warranty provision	853	902

Total long-term liabilities	131,401	123,568

REDEEMABLE NON-CONTROLLING INTEREST	2,200	2,200

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	167,188	166,500
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(8,746)	(14,870)
Retained earnings	132,853	164,601

Total equity	246,649	271,585

Total liabilities and equity	$529,118	$549,041

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended June 30,		Six months June 30,
U.S. dollars in thousands (except per share data)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$101,123	$119,432	$200,681	$237,724
Cost of revenues	81,256	92,098	159,644	181,403

Gross profit	19,867	27,334	41,037	56,321

Operating expenses:
Research and development	1,287	1,100	2,724	2,312
Sales and Marketing	19,715	22,554	40,415	44,922
General and administrative	9,479	10,012	19,839	20,317
Restructuring expenses (*)	21	90	32	90
Legal settlements and loss contingencies, net	1,987	2,831	5,402	3,536

Total operating expenses	32,489	36,587	68,412	71,177

Operating loss	(12,622)	(9,253)	(27,375)	(14,856)
Finance expenses (income), net	5,715	(1,848)	3,252	(2,554)

Loss before taxes	(18,337)	(7,405)	(30,627)	(12,302)
Tax expenses, net	411	1,965	1,109	1,991

Net loss	$(18,748)	$(9,370)	$(31,736)	$(14,293)

Net loss (income) attributable to non-controlling interest	194	191	302	27

Net loss attributable to controlling interest	$(18,554)	$(9,179)	$(31,434)	$(14,266)
Basic net loss per ordinary share (**)	$(0.54)	$(0.27)	$(0.91)	$(0.41)
Diluted net loss per ordinary share (**)	$(0.54)	$(0.27)	$(0.91)	$(0.41)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,559,723	34,536,399	34,562,682	34,535,293
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,559,723	34,536,399	34,562,682	34,535,293

(*) Related to closed plants activities.
(**) The numerator for the calculation of net loss per share for the six months ended  June 30, 2024, has been decreased  by approximately $0.1 million, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(31,736)	$(14,293)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,979	8,638
Share-based compensation expense	688	1,085
Accrued severance pay, net	458	321
Changes in deferred tax, net	387	(215)
Capital loss (gain)	(2)	535
Legal settlemnets and loss contingencies, net	5,402	3,536
Decrease (increase) in trade receivables	(5,778)	3,365
Decrease (increase) in other accounts receivable and prepaid expenses	560	(995)
Decrease in inventories	5	26,650
Decrease in trade payables	(987)	(6,468)
Increase (decrease) in warranty provision	10	(138)
Changes in right of use assets	(3,840)	6,468
Changes in lease liabilities	7,376	(9,206)
Decrease in accrued expenses and other liabilities including related parties	(4,521)	(673)
Restructuring expenses and Impairment related to long lived assets	32	90
Net cash (used in) provided by operating activities	(24,967)	18,700

Cash flows from investing activities:

Purchase of property, plant and equipment	(5,321)	(4,378)
Proceeds from sale of property, plant and equipment	167	42
Increase in long term deposits	(152)	(75)

Net cash used in investing activities	(5,306)	(4,411)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(1,293)	(1,363)
Net cash used in financing activities	(1,293)	(1,363)

Effect of exchange rate differences on cash and cash equivalents	856	(477)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(30,710)	12,449
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,336	91,123

Cash and cash equivalents and short-term bank deposits at end of the period	$75,626	$103,572

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	709	(369)

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months June 30,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$19,867	$27,334	$41,037	$56,321
Share-based compensation expense (a)	(4)	24	21	36
Amortization of assets related to acquisitions	69	71	137	142
Residual operating expenses (income) related to closed plants after closing	120	612	116	612
Other non recuring items	(152)	345	(304)	193
Adjusted Gross profit (Non-GAAP)	$19,900	$28,386	$41,007	$57,304

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months June 30,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(18,748)	$(9,370)	$(31,736)	$(14,293)
Finance expenses (income), net	5,715	(1,848)	3,252	(2,554)
Taxes on income	411	1,965	1,109	1,991
Depreciation and amortization	3,707	4,462	7,283	8,942
Legal settlements and loss contingencies, net (a)	1,987	2,831	5,402	3,536
Contingent consideration adjustment related to acquisition	-	(106)	-	(81)
Share-based compensation expense (b)	282	500	688	1,085
Restructuring expense (c)	21	90.00	32	90
Residual operating expenses related to closed plants after closing	384	1,047	792	1,642
Other non recuring items	(152)	345	(304)	193
Adjusted EBITDA (Non-GAAP)	$(6,393)	$(84)	$(13,482)	$551

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Related to closed plants activities.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months June 30,
U.S. dollars in thousands (except per share data)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(18,554)	$(9,179)	$(31,434)	$(14,266)
Legal settlements and loss contingencies, net (a)	1,987	2,831	5,402	3,536
Contingent consideration adjustment related to acquisition	-	(106)	-	(81)
Amortization of assets related to acquisitions, net of tax	111	534	221	1,069
Share-based compensation expense (b)	282	500	688	1,085
Non cash revaluation of lease liabilities (c)	4,347	(1,793)	2,750	(3,360)
Restructuring expenses (d)	21	90.00	32	90.00
Residual operating expenses related to closed plants after closing	384	1,047	792	1,642
Other non recuring items	(152)	345	(304)	193
Total adjustments	6,980	3,448	9,581	4,174
Less tax on non-tax adjustments (e)	(199)	(671)	(347)	(675)
Total adjustments after tax	7,179	4,119	9,927	4,849

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(11,375)	$(5,060)	$(21,507)	$(9,417)
Adjusted loss per share (f)	$(0.33)	$(0.14)	$(0.62)	$(0.27)
Basic/Diluted No of shares used for Non GAAP EPS computation	34,722,165	35,036,815	34,721,381	34,750,737

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Related to closed plants activities.
(e)	Tax adjustments for the three and six months ended June 30, 2025 and 2024, based on the effective tax rates.
(f)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months June 30,		Three months ended June 30,		Six months June 30,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$49,636	$59,819	$98,777	$120,818	(17.0)%	(17.0)%	(18.2)%	(18.2)%
Canada	14,595	16,880	28,366	33,436	(13.5)%	(12.5)%	(15.2)%	(12.0)%
Latin America	191	133	483	909	43.3%	43.3%	(46.9)%	(46.9)%
America's	64,422	76,832	127,626	155,163	(16.2)%	(16.4)%	(17.7)%	(17.3)%

Australia	16,642	20,930	30,485	41,075	(20.5)%	(18.2)%	(25.8)%	(23.1)%
Asia	3,732	5,917	8,089	9,825	(36.9)%	(27.4)%	(17.7)%	(9.6)%
APAC	20,374	26,846	38,574	50,900	(24.1)%	(20.0)%	(24.2)%	(20.7)%

EMEA	13,162	12,101	26,314	23,636	8.8%	0.7%	11.3%	8.5%

Israel	3,165	3,653	8,167	8,025	(13.4)%	(21.6)%	1.8%	(3.4)%

Total Revenues	$101,123	$119,432	$200,681	$237,724	(15.3)%	(15.6)%	(15.6)%	(14.9)%